WILEY AREA DEVELOPMENT LLC

572 Breckenridge Way

Beavercreek, OH 45430

December 10, 2020

Scott Anderegg

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:Wiley Area Development LLC

Post-qualification Amendment No. 3 to Offering Statement on Form 1-A

Filed November 30, 2021

File No. 024-11010

Dear Mr. Anderegg:

Wiley Area Development LLC (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A-POS, so that it may be qualified by 4:00 p.m., Eastern Time on Thursday, December 10, 2021, or as soon thereafter as is practicable.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/s/ Byron C. (Chris) Wiley

Byron C. (Chris) Wiley

President (Principal Executive Officer) and Manager

Wiley Area Development, LLC